AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2016
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
USD 600 million Global FRN due 15 June 2020	Borrowing	6-Oct-16	14-Oct-16	15-Jun-20	USD 600	BofAML/BMO Capital Markets/ Citi
JPY 200 million Callable Capped PRDC due 8 Nov 2046	Borrowing	17-Oct-16	8-Nov-16	8-Nov-46	JPY 200	Daiwa Capital Market
ZAR 600 million Zero Coupon Note due Oct-2023	Borrowing	18-Oct-16	27-Oct-16	27-Oct-23	ZAR 339.9	Citibank International
USD 1 billion 1.00% due 2 November 2018	Borrowing	19-Oct-16	26-Oct-16	2-Nov-18	USD 1,000	BNP/GS/NOMURA/TD
JPY 100 million Dual currency note due Aug-2021	Borrowing	20-Oct-16	14-Nov-16	1-Aug-21	JPY 100	SMBC Nikko Capital Markets Limited
USD 50 million Fixed Rate Notes due 4 Nov 2026 "Feed Africa"	Borrowing	21-Oct-16	4-Nov-16	4-Nov-26	USD 50	JP Morgan
USD 30 million Floating to Fixed Rate Notes due 1 Feb-2027	Borrowing	21-Oct-16	28-Oct-16	1-Feb-27	USD 30	Credit Agricole Corporate & Investment Bank
USD 200 million bullet Notes due 31 Oct 2021	Borrowing	24-Oct-16	31-Oct-16	31-Oct-21	USD 200	Wells Fargo Bank, N.A
AUD 30 million Kangaroo due June 2026_Tap 7	Borrowing	31-Oct-16	7-Nov-16	2-Jun-26	AUD 30	ANZ
USD 50 million 30-year multi-callable zero coupon notes	Borrowing	8-Nov-16	16-Nov-16	16-Nov-46	USD 50	JP Morgan
NGN 5 billion 2-year NDF linked zero coupon notes	Borrowing	9-Nov-16	23-Nov-16	23-Nov-18	NGN 3,265	ICBC Standard Bank
USD 50 million 30-year multi-callable zero coupon notes NC8	Borrowing	10-Nov-16	18-Nov-16	18-Nov-46	USD 50	JP Morgan
JPY 500 million Callable Capped PRDC due 14 Dec 2046	Borrowing	22-Nov-16	14-Dec-16	18-Nov-46	JPY 500	Daiwa Capital Markets
SEK 1.25 billion 5.5-year Green bond	Borrowing	24-Nov-16	1-Dec-16	1-Jun-22	SEK 1,250	Nordea Markets
JPY 100 million callable 20-year PRDC	Borrowing	28-Nov-16	21-Dec-16	22-Dec-36	JPY 100	Mizuho Inter. Plc
AUD 55m Green Bond 3.50% Kangaroo due December 2031	Borrowing	6-Dec-16	15-Dec-16	15-Dec-31	AUD 55	Nomura Inter. Plc
RUB 3,500 million Zero Coupon 5-year Notes	Borrowing	6-Dec-16	29-Dec-16	29-Dec-21	RUB 2,624.3	Nomura Inter. Plc
USD 100 million Fixed Rate Notes due December 2026 'Improve the quality of life for the people of Africa'	Borrowing	6-Dec-16	14-Dec-16	14-Dec-26	USD 100	Daiwa Capital Markets
IDR 23 billion 4-year Uridashi	Borrowing	15-Dec-16	8-Feb-17	8-Feb-21	IDR 23,000	Credit Agricole Corporate & Investment Bank
RUB 3 billion Zero Coupon 5-year Notes due Jan 2022	Borrowing	20-Dec-16	19-Jan-17	19-Jan-22	RUB 2,280.6	Nomura Inter. Plc
JPY 410 million PRDC due 2047	Borrowing	21-Dec-16	19-Jan-17	1-Feb-47	JPY 410	Mizuho Inter. Plc

ECP transactions

No ECP transactions were executed during the Quarter.

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
BRL 32 Million Uridashi Clean Energy Bond	17-Sep-10	28-Oct-10	28-Oct-16	BRL 32
VND 420 billion 5Y Fixed Rate Note	12-Sep-11	3-Oct-11	3-Oct-16	VND 420
ZAR 813.7 mil Deep Discount Uridashi	18-Oct-11	26-Oct-11	26-Oct-16	ZAR 813.7
TRY 61.5 million Deep Discount Note Uridashi	5-Dec-11	5-Jan-12	20-Dec-16	TRY 61.5
US$ 500 million Global Green Bond 3-year 0.750% due 18 October 2016	10-Oct-13	18-Oct-13	18-Oct-16	USD 500
GBP 350 million Fixed Rate Notes due 15th December 2018	28-Jan-14	4-Feb-14	15-Dec-16	GBP 350

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not redeem any callable bonds during the Quarter.

2. Attached hereto please find two copies of the Bank's quarterly financial statements for the period ending 31 December 2016.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer